SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                            HORIZONTAL VENTURES, INC.
                            -------------------------
                                (Name of Issuer)


                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    716456306
                                    ---------
                                 (CUSIP Number)

                              Capco Resources Ltd.
                                 P.O. Box 20029
                            Bow Valley Postal Outlet
                         Calgary, Aberta T2P 4H3 Canada
                                 (403) 234-9000
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 18, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Capco Resources Ltd. ("Capco")

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b) X

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     Alberta, Canada

Number of         (7) Sole Voting Power:  0
Shares Bene-
  ficially        (8) Shared Voting Power: 1,340,000
  Owned by
  Each            (9) Sole Dispositive Power: 1,340,000
  Report-
ing Person        (10) Shared Dispositive Power: 0
  With:

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,340,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11): 46.03%

(14) Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.

     (a)  Name and address of principal executive offices of issuer:

          Horizontal Ventures, Inc.
          630 Fifth Avenue, Suite 1501
          New York, New York 10111

     (b)  Title and class of equity securities:

          Common Stock, no par value (the "Common Stock")

Item 2.  Identity and Background.

     (a)  Name of person filing:

          Capco Resources Ltd. ("Capco")

          This Schedule 13D is filed on behalf of Capco's principal shareholder, Ilyas Chaudhary ("Chaudhary"), who beneficially owns 83.31 percent of Capco. Capco and Chaudhary may be referred to collectively as the "Reporting Persons" and individually as a "Reporting Person".

     (b)  Principal business:

          Capco is an oil and gas company.

          Chaudhary is the President of SEDCO, Inc. ("SEDCO"), a Delaware corporation engaged in the oil and gas business.

     (c)  Address of principal businesses and principal offices:

          Capco:

          P.O. Box 20029
          Bow Valley Postal Outlet
          Calgary, Alberta T2P 4H3 Canada

          SEDCO:

          3201 Airpark Drive, Suite 201
          Santa Maria, California  93455

     (d)  Criminal proceedings:

          None of the Reporting Persons has been, during the last five years, convicted in any criminal proceeding.

     (e)  Civil Proceedings:

          None of the Reporting Persons has been, during the last five years, a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

     (f)  State of organization:

          Capco was organized under the laws of Alberta, Canada.

          Chaudhary is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a stock exchange agreement, on December 18, 1998, the Issuer issued to Capco 1,340,000 shares of the Issuer's Common Stock in exchange for all the common stock of Saba Acquisub, Inc. ("SAI"). SAI's sole asset at that time consisted of 2,971,766 shares of common stock of Saba Petroleum Company, an oil and gas company whose shares are traded on the American Stock Exchange. Pursuant to the stock exchange agreement, the transaction may be terminated if certain conditions are not met on or before December 31, 1998.

Item 4. Purpose of the Transaction.

     Capco  acquired  the shares of the Issuer's  Common Stock  included in this
     Schedule 13D for investment purposes. Capco does not have any plans or proposals, other than as set forth in this Item 4, that relate to or would result in any of the circumstances described in subparagraphs (a) to (j) of
     Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

     (a)  Number of shares beneficially owned:

          1,340,000 shares of Common Stock.

          Percent of class:

          46.03% (The Issuer has 1,570,981 shares of Common Stock outstanding based on the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998).

     (b) Rights with respect to the sole power to vote, direct the vote of, or dispose of shares:

                    Pursuant to the Exchange Agreement, Capco has granted the Issuer a proxy to vote the 1,340,000 shares of Common Stock acquired by Capco. Capco also has granted to the Issuer a first right of refusal to acquire from Capco any of the 1,340,000 shares that Capco proposes to sell during the three year period after the closing of the transactions contemplated by the Exchange Agreement.

     (c)  Recent transactions:

          Not applicable.

     (d)  Rights with respect to dividends or sales proceeds:

          Not applicable.

     (e)  Date of cessation of five percent beneficial ownership:

          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There is not any contract, arrangement, understanding or relationship between Capco and any third party with respect to the securities of the Issuer except that Capco has agreed to transfer 75,000 shares of Issuer's Common Stock to a third party as a finder's fee in connection with the acquisition of the 1,340,000 shares of the Issuer's Common Stock.

Item 7. Material to be Filed as Exhibits.

     Exhibit A - An agreement pursuant to which each of the Reporting Persons agrees in writing that this Schedule 13D is filed on behalf of each Reporting Person.

     Exhibit B - Stock Exchange Agreement dated November 23, 1998 between and among the then shareholders of Saba Acquisub, Inc. and Horizontal Ventures, Inc., as amended by Amendment No. 1 To Stock Exchange Agreement dated December 15, 1998 (incorporated by reference from Exhibit 10.83 to the Registration Statement on Form S-4 of Horizontal Ventures, Inc., Registration Number _______, filed with the Securities and Exchange Commission on December __, 1998).

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:    December 28, 1998                  By: /s/ Ilyas Chaudhary
      -----------------------                  ---------------------------------
                                               Ilyas Chaudhary, Individually




                                            CAPCO RESOURCES LTD.


                                            By: /s/ Kanti Shah
                                               ---------------------------------
                                               Kanti Shah, President